Exhibit 99.3

Pembina Pipeline Corporation

MANAGEMENT'S REPORT

The audited Consolidated Financial Statements of Pembina Pipeline Corporation (the "Company" or "Pembina") are the responsibility of Pembina's management. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, using management's best estimates and judgments, where appropriate.

Management is responsible for the reliability and integrity of the financial statements, the notes to the financial statements and other financial information contained in this report. In the preparation of these financial statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependent on future events. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management's Assessment of Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a - 15(f) and 15d - 15(f) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings - (“NI 52-109”).

Management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), has conducted an evaluation of Pembina’s internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on management’s assessment as at December 31, 2013, management has concluded that Pembina’s internal control over financial reporting is effective.

Due to its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of Pembina’s financial statements would be prevented or detected. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate.

The Board of Directors of the Company (the "Board") is responsible for ensuring management fulfils its responsibilities for financial reporting and internal control. The Board is assisted in exercising its responsibilities through the Audit Committee, which consists of four non-management directors. The Audit Committee meets periodically with management and the auditors to satisfy itself that management's responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.

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Pembina Pipeline Corporation

KPMG LLP, the independent auditors, have audited the Company's financial statements in accordance with Canadian generally accepted auditing standards and Public Company Accounting Oversight Board (United States) , and have also audited the effectiveness of Pembina's internal control over financial reporting as of December 31, 2013 and has included an attestation report on management's assessment in their reports which follow. The independent auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings.

Michael H. Dilger	Peter D. Robertson
President and Chief Executive Officer	Senior Vice President, Chief Financial Officer
Pembina Pipeline Corporation	Pembina Pipeline Corporation

February 26, 2014

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Pembina Pipeline Corporation

kpmg LLP	Telephone(403) 691-8000
205 - 5th Avenue SW	Fax(403) 691-8008
Suite 3100, Bow Valley Square 2	www.kpmg.ca
Calgary AB
T2P 4B9

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Pembina Pipeline Corporation

We have audited the accompanying consolidated financial statements of Pembina Pipeline Corporation (the “Corporation”), which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012, the consolidated statements of earnings and comprehensive income, changes in equity and cash flow for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Corporation as at December 31, 2013 and December 31, 2012, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG Confidential

41

Pembina Pipeline Corporation

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (1992), and our report dated February 26, 2014 expressed an unmodified (unqualified) opinion on the effectiveness of the Corporation’s internal control over financial reporting.

Chartered Accountants

Calgary, Canada

February 26, 2014

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG Confidential

42

Pembina Pipeline Corporation

kpmg LLP	Telephone(403) 691-8000
205 - 5th Avenue SW	Fax(403) 691-8008
Suite 3100, Bow Valley Square 2	www.kpmg.ca
Calgary AB
T2P 4B9

Report of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Pembina Pipeline Corporation

We have audited Pembina Pipeline Corporation (the “Corporation”) internal control over financial reporting as at December 31, 2013, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (1992). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to the Shareholders. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (1992).

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG Confidential

43

Pembina Pipeline Corporation

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Corporation as of December 31, 2013 and December 31, 2012, and the related consolidated statements of earnings and comprehensive income, changes in equity and cash flow for the years then ended, and our report dated February 26, 2014 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Accountants

Calgary, Canada

February 26, 2014

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG Confidential

44

Pembina Pipeline Corporation

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31 ($ millions)	Note	2013	2012
Assets Current assets
Cash and cash equivalents		51	27
Trade receivables and other	6	434	335
Derivative financial instruments	22	4	8
Inventory		159	108
		648	478
Non-current assets
Property, plant and equipment	7	5,750	5,014
Intangible assets and goodwill	8	2,564	2,623
Investments in equity accounted investees	9	165	161
Deferred tax assets	10	15	8
		8,494	7,806
Total Assets		9,142	8,284
Liabilities and Shareholders' Equity Current liabilities
Trade payables and accrued liabilities	11	461	345
Taxes payable		38
Dividends payable		44	39
Loans and borrowings	12	262	12
Derivative financial instruments	22	13	16
		818	412
Non-current liabilities
Loans and borrowings	12	1,409	1,933
Convertible debentures	13	604	610
Derivative financial instruments	22	107	52
Employee benefits, share-based payments and other		25	49
Provisions	14	309	361
Deferred tax liabilities	10	699	592
		3,153	3,597
Total Liabilities		3,971	4,009
Equity
Equity attributable to shareholders of the Company
Common share capital	15	5,972	5,324
Preferred share capital	15	391
Deficit		(1,189)	(1,028)
Accumulated other comprehensive income		(8)	(26)
		5,166	4,270
Non-controlling interest	27	5	5
Total Equity		5,171	4,275
Total Liabilities and Equity		9,142	8,284

See accompanying notes to the consolidated financial statements

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Pembina Pipeline Corporation

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

Year Ended December 31 ($ millions, except per share amounts)	Note	2013	2012
Revenue	18	5,025	3,427
Cost of sales		4,238	2,920
Gain on commodity-related derivative financial instruments		6	31
Gross profit	18	793	538
General and administrative		132	97
Acquisition-related and other expense		1	26
		133	123
Results from operating activities		660	415
Net finance costs	17	166	115
Earnings before income tax		494	300

Current tax expense	10	38
Deferred tax expense	10	105	75
Income tax expense		143	75

Earnings for the year attributable to shareholders		351	225

Other comprehensive income (loss) that will never be reclassified to earnings
Remeasurements of defined benefit liability		24	(15)
Related tax		(6)	4
Other comprehensive income (loss), net of tax	20	18	(11)
Total comprehensive income attributable to shareholders		369	214
Earnings per common share
Basic and diluted earnings per common share (dollars)	19	1.12	0.87

See accompanying notes to the consolidated financial statements

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Pembina Pipeline Corporation

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to Shareholders of the Company
($ millions)	Note	Common Shares	Preferred Shares	Deficit	Accumulated Other Comprehensive Income	Total	Non-controlling Interest	Total Equity
December 31, 2011		1,812		(835)	(15)	962		962
Total comprehensive income
Earnings				225		225		225
Other comprehensive income
Defined benefit plan actuarial losses, net of tax	20				(11)	(11)		(11)
Total comprehensive income				225	(11)	214		214
Transactions with shareholders of the Company
Dividend reinvestment plan	15	219				219		219
Share-based payment transactions, debenture conversions and other	15	9				9		9
Dividends declared - common	15			(418)		(418)		(418)
Common shares issued on Acquisition	15	3,284				3,284		3,284
Total transactions with shareholders of the Company		3,512		(418)		3,094		3,094
Non-controlling interest assumed on Acquisition	27						5	5
December 31, 2012		5,324		(1,028)	(26)	4,270	5	4,275

Total comprehensive income
Earnings				351		351		351
Other comprehensive income
Defined benefit plan actuarial gains, net of tax	20				18	18		18
Total comprehensive income				351	18	369		369
Transactions with shareholders of the Company
Common shares issued, net of issue costs	15	335				335		335
Preferred shares issued, net of issue costs	15		391			391		391
Dividend reinvestment plan	15	286				286		286
Share-based payment transactions, debenture conversions and other	15	27				27		27
Dividends declared - common	15			(507)		(507)		(507)
Dividends declared - preferred	15			(5)		(5)		(5)
Total transactions with shareholders of the Company		648	391	(512)		527		527
December 31, 2013		5,972	391	(1,189)	(8)	5,166	5	5,171

See accompanying notes to the consolidated financial statements

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Pembina Pipeline Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 ($ millions)	Note	2013	2012
Cash provided by (used in)
Operating activities
Earnings for the year		351	225
Adjustments for
Depreciation and amortization		171	180
Unrealized gain on commodity-related derivative financial instruments		(7)	(36)
Net finance costs	17	166	115
Deferred income tax expense	10	105	75
Share-based payments expense	21	34	17
Other		2	(5)
Changes in non-cash working capital		(75)	(110)
Payments from equity accounted investees		19	17
Net interest paid	17	(115)	(118)
Cash flow from operating activities		651	360
Financing activities
Bank borrowings		170	6
Repayment of loans and borrowings		(649)	(61)
Issuance of debt		200	450
Issuance of common shares		345
Issuance of preferred shares		400
Financing fees		(29)	(7)
Exercise of stock options		17	7
Dividends paid (net of shares issued under the dividend reinvestment plan)		(221)	(181)
Cash flow from financing activities		233	214
Investing activities
Capital expenditures		(880)	(584)
Changes in non-cash investing working capital and other		33	37
Contributions to equity accounted investees		(13)	(8)
Cash acquired on Acquisition	27		9
Cash flow used in investing activities		(860)	(546)
Change in cash		24	28
Cash (bank indebtedness), beginning of year		27	(1)
Cash and cash equivalents end of year		51	27

See accompanying notes to the consolidated financial statements

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Pembina Pipeline Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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Pembina Pipeline Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	REPORTING ENTITY

Pembina Pipeline Corporation ("Pembina" or the "Company") is an energy transportation and service provider domiciled in Canada. The consolidated financial statements ("Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any interests in associates and jointly controlled entities as at and for the year ended December 31, 2013. These Financial Statements present fairly the financial position, financial performance and cash flows of the Company.

Pembina owns or has interests in pipelines that transport conventional crude oil and natural gas liquids ("NGL"), oil sands and heavy oil pipelines, gas gathering and processing facilities, and an NGL infrastructure and logistics business. Facilities are located in Canada and in the U.S. Pembina also offers midstream services that span across its operations.

2.	BASIS OF PREPARATION
a.	Statement of compliance

The Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

Certain insignificant comparative amounts have been reclassified to conform with the presentation adopted in the current year.

The Financial Statements were authorized for issue by the Board of Directors on February 26, 2014.

b.	Basis of measurement

The Financial Statements have been prepared on the historical cost basis except for the following items in the statement of financial position:

•	derivative financial instruments are measured at estimated fair value; and
•	liabilities for cash-settled share-based payment arrangements are measured at estimated fair value.
c.	Functional and presentation currency

The Financial Statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries. All financial information presented in Canadian dollars has been disclosed in millions except where noted.

d.	Use of estimates and judgments

The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that are based on the circumstances and estimates at the date of the financial statements and affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Judgments, estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following judgment and estimation uncertainties are those management considers material to the Company's financial statements:

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Pembina Pipeline Corporation

Judgments

(i)	Business combinations

Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires Management to make judgments about future possible events. The assumptions with respect to determining the fair value of property, plant and equipment and intangible assets acquired generally require the most judgment.

(ii)	Depreciation and amortization

Depreciation and amortization of property, plant and equipment and intangible assets are based on management's judgment of the most appropriate method to reflect the pattern of an asset's future economic benefit expected to be consumed by the Company. Among other factors, these judgments are based on industry standards and historical experience.

Estimates

(i)	Business Combinations

Estimates of future cash flows, forecast prices, interest rates and discount rates are made in determining the fair value of assets acquired and liabilities assumed. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities, intangible assets and goodwill in the purchase price analysis. Future earnings can be affected as a result of changes in future depreciation and amortization, asset or goodwill impairment.

(ii)	Provisions and contingencies

Provisions recognized are based on management's judgment about assessing contingent liabilities and timing, scope and amount of liabilities. Management uses judgment in determining the likelihood of realization of contingent assets and liabilities to determine the outcome of contingencies.

Based on the long-term nature of the decommissioning provision, the most significant uncertainties in estimating the provision are the discount rates used, the costs that will be incurred and the timing of when these costs will occur. In addition, in determining the provision it is assumed that the Company will utilize technology and materials that are currently available.

(iii)	Deferred taxes

The calculation of the deferred tax asset or liability is based on assumptions about the timing of many taxable events and the enacted or substantively enacted rates anticipated to apply to income in the years in which temporary differences are expected to be realized or reversed.

(iv)	Depreciation and amortization

Estimated useful lives of property, plant and equipment is based on management's assumptions and estimates of the physical useful lives of the assets, the economic life, which may be associated with the reserve life and commodity type of the production area, in addition to the estimated residual value.

(v)	Impairment tests

Annual goodwill impairment tests include management's estimates of future cash flows and discount rates.

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Pembina Pipeline Corporation

3.	CHANGES IN ACCOUNTING POLICIES

Except for the changes below, accounting policies as disclosed in Note 4 have been applied to all periods consistently.

The Company has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, as of January 1, 2013. The nature and effects of the changes are explained below:

a)	IFRS 7 Financial Instruments: Disclosures

As a result of the amendments to IFRS 7, the Company has reviewed and, when required, expanded its disclosures about the offsetting of financial assets and financial liabilities. The amendment has had no significant impact to the Company's disclosure in the financial statements.

b)	IFRS 13 Fair Value Measurement

IFRS establishes a single framework for measuring fair value and making disclosures about fair value measurements when such measurements are required or permitted by other IFRSs. The change had no significant impact on the measurements of the Company's assets and liabilities

c)	IAS 19 Employee Benefits (2011)

As a result of IAS 19 (2011), the Company has changed its accounting policy with respect to the basis for determining the income or expense related to its post-employment defined benefit plan.

Under IAS 19 (2011), the Company determines net interest expense on the net defined benefit liability for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability, taking into account any changes in the net defined benefit liability during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability now comprises: interest cost on the defined benefit obligation and interest income on plan assets. Previously, the Company determined interest income on plan assets based on their long-term expected rate of return.

The quantitative impact is not material to the financial statements.

4.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies as set out below have been applied consistently to all periods presented in these Financial Statements.

a.	Basis of consolidation
i)	Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in earnings.

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Pembina Pipeline Corporation

The Company elects on a transaction-by-transaction basis whether to measure non-controlling interest at its fair value, or at its proportionate share of the recognized amount of the identifiable net assets, at the acquisition date.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a separate component of equity. Their share of net income and other comprehensive income is also recognized in this separate component of equity. Changes in the Company's ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions. Adjustments to non-controlling interests are based on a proportionate amount of the net assets of the subsidiary. No adjustments are made to goodwill and no gain or loss is recognized in earnings.

Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

ii)	Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the Financial Statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are aligned with the policies adopted by the Company.

iii)	Investments in associates and jointly controlled entities (equity accounted investees)

Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

The Financial Statements include the Company's share of the earnings and other comprehensive income, after adjustments to align the accounting policies with those of the Company, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. The Company's investments in its associates and joint ventures are accounted for using the equity method and are recognized initially at cost, including transaction costs.

When the Company's share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

iv)	Jointly controlled operations

A jointly controlled operation is a joint venture carried on by each venture using its own assets in pursuit of the joint operations. The Financial Statements include the assets that the Company controls and the liabilities that it incurs in the course of pursuing the joint operation and the expenses that the Company incurs and its share of the income that it earns from the joint operation.

v)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized revenue and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

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vi)	Foreign currency

Transactions in foreign currencies are translated to the Company's functional currency, Canadian dollars, at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the Company's functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Foreign currency differences arising on retranslation are recognized in earnings.

b.	Inventories

Inventories are measured at the lower of cost and net realizable value and consist primarily of crude oil and NGL. The cost of inventories is determined using the weighted average costing method and includes direct purchase costs and when applicable, costs of production, extraction, fractionation costs, and transportation costs. Net realizable value is the estimated selling price in the ordinary course of business less the estimated selling costs. All changes in the value of the inventories are reflected in inventories and cost of sales.

c.	Financial instruments

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

i)	Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets (including assets designated at fair value through earnings) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

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Pembina Pipeline Corporation

The Company classifies non-derivative financial assets into the following categories:

Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and short-term investments with original maturities of ninety days or less that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments.

Trade and other receivables

Trade and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market.

Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method less any impairment losses.

ii)	Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through earnings) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

The Company's non-derivative financial liabilities are comprised of the following: bank indebtedness, trade payables and accrued liabilities, taxes payable, dividends payable, loans and borrowings including finance lease obligations and the liability component of convertible debentures.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Bank overdrafts that are repayable on demand and form an integral part of the Company's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

iii)	Common share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

iv)	Preferred share capital

Preferred shares are classified as equity because they bear discretionary dividends and do not contain any obligations to deliver cash or other financial assets. Discretionary dividends are recognized as equity distributions on approval by the Company's Board of Directors. Incremental costs directly attributable to the issue of preferred shares are recognized as a deduction from equity, net of any tax effects.

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Pembina Pipeline Corporation

v)	Compound financial instruments

The Company's convertible debentures are compound financial instruments consisting of a financial liability and an embedded conversion feature. In accordance with IAS 39, the embedded derivatives are required to be separated from the host contracts and accounted for as stand-alone instruments.

Debentures containing a cash conversion option allow Pembina to pay cash to the converting holder of the debentures, at the option of the Company. As such, the conversion feature is presented as a financial derivative liability within long-term derivative financial instruments. Debentures without a cash conversion option are settled in shares on conversion, and therefore the conversion feature is presented within equity, in accordance with its contractual substance.

On initial recognition and at each reporting date, the embedded conversion feature is measured using a method whereby the fair value is measured using an option pricing model. Subsequent to initial recognition, any unrealized gains or losses arising from fair value changes are recognized through earnings in the statement of earnings and comprehensive income at each reporting date. If the conversion feature is included in equity, it is not remeasured subsequent to initial recognition. On initial recognition, the debt component, net of issue costs, is recorded as a financial liability and accounted for at amortized cost. Subsequent to initial recognition, the debt component is accreted to the face value of the debentures using the effective interest rate method. Upon conversion, the corresponding portions of the debt and equity are removed from those captions and transferred to share capital.

vi)	Derivative financial instruments

The Company holds derivative financial instruments to manage its interest rate, commodity, power costs and foreign exchange risk exposures as well as cash conversion features on convertible debentures and a redemption liability. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative meet the definition of a derivative, and the combined instrument is not measured at fair value through earnings. Derivatives are recognized initially at fair value with attributable transaction costs recognized in earnings as incurred. Subsequent to initial recognition, derivatives are measured at fair value and changes in non-commodity-related derivatives are recognized immediately in earnings in net finance costs and changes in commodity-related derivatives are recognized immediately in earnings in operating activities.

d.	Property, plant and equipment
i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, estimated decommissioning provisions and borrowing costs on qualifying assets.

Cost also may include any gain or loss realized on foreign currency transactions directly attributable to the purchase or construction of property, plant and equipment. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

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When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate components of property, plant and equipment.

The gain or loss on disposal of an item of property, plant and equipment is determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized within other expense (income) in earnings.

ii)	Subsequent costs

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The cost of maintenance and repair expenses of the property, plant and equipment are recognized in earnings as incurred.

iii)	Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets, other than land, are assessed and if a component has a useful life that is different from the remainder of the asset, that component is depreciated separately.

Depreciation is recognized in earnings on a straight line or declining balance basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Pipeline assets and facilities are generally depreciated using the straight line method over 27 to 75 years (an average of 51 years) or declining balance method at rates ranging from 3 percent to 37 percent per annum (an average rate of 17 percent per annum). Facilities and equipment are depreciated using straight line method over 27 to 75 years (at an average rate of 38 years) or declining balance method at rates ranging from 8 to 37 percent (at an average rate of 19 percent per annum). Other assets are depreciated using the straight line method over 3 to 60 years (an average of 39 years) or declining balance method at rates ranging from 6 percent to 21 percent (at an average rate of 7 percent per annum). These rates are established to depreciate remaining net book value over the shorter of their useful lives, economic lives or contractual duration of the related assets.

Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Depreciation methods, useful lives, economic lives and residual values are reviewed annually and adjusted if appropriate.

e.	Intangible assets
i)	Goodwill

Goodwill that arises upon acquisitions is included in intangible assets. See Note 4(a)(i) for the policy on measurement of goodwill at initial recognition.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses.

In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and an impairment loss on such an investment is allocated to the investment and not to any asset, including goodwill, that forms the carrying amount of the equity accounted investee.

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ii)	Other intangible assets

Other intangible assets acquired individually by the Company and have finite useful lives are recognized and measured at cost less accumulated amortization and accumulated impairment losses.

iii)	Subsequent expenditures

Subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in earnings as incurred.

iv)	Amortization

Amortization is based on the cost of an asset less its residual value.

Amortization is recognized in earnings on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives of other intangible assets with finite useful lives range from 2 to 33 years (at an average of 19 years).

Amortization methods, useful lives and residual values are reviewed annually and adjusted if appropriate.

f.	Leased assets

Leases which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. The leased asset is initially recognized at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and are not recognized in the Company's statement of financial position.

g.	Lease payments

Payments made under operating leases are recognized in earnings on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent lease payments are accounted for by revising the minimum lease payments over the remaining life.

i)	Determining whether an arrangement contains a lease

At inception of an arrangement, the Company determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfilment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to a lessee the right to control the use of the underlying asset.

At inception or upon reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes, for a finance lease, that it is impracticable to separate the payments reliably, an asset and liability are recognized at an amount equal to the fair value of the underlying asset. Subsequently, the liability is reduced as payments are made and an imputed finance cost on the liability is recognized using the Company's incremental borrowing rate.

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h.	Impairment
i)	Non-derivative financial assets

A financial asset not carried at fair value through earnings is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that a loss event had a negative effect on the estimated future cash flows of that asset and the impact can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, adverse changes in the payment status of borrowers or issuers in the Company, economic conditions that correlate with defaults or the disappearance of an active market for a security or a significant or prolonged decline in the fair value below cost.

Trade receivables ("Receivables")

The Company considers evidence of impairment for Receivables at both a specific asset and collective level. All individually significant Receivables are assessed for specific impairment. All individually significant Receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together Receivables with similar risk characteristics.

In assessing collective impairment, the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management's judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in earnings and reflected in an allowance account against Receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through earnings.

ii)	Non-financial assets

The carrying amounts of the Company's non-financial assets, other than linefill and assets arising from employee benefits and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

For goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time. An impairment loss is recognized if the carrying amount of an asset or its related Cash Generating Unit ("CGU") exceeds its estimated recoverable amount.

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The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. For the purpose of goodwill impairment testing, CGUs are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal purposes. Goodwill acquired in a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The Company's corporate assets do not generate separate cash inflows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

Impairment losses are recognized in earnings. An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.

i.	Employee benefits
i)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in earnings in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

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ii)	Defined benefit pension plans

A defined benefit pension plan is a post-employment benefit plan other than a defined contribution plan. The Company's net obligation in respect of Defined Benefit Pension Plans ("Plans") is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods, discounted to determine its present value, less the fair value of any plan assets. The discount rate used to determine the present value is established by referencing market yields on high-quality corporate bonds on the measurement date with cash flows that match the timing and amount of expected benefits.

The calculation is performed, at a minimum, every three years by a qualified actuary using the actuarial cost method. When the calculation results in a benefit to the Company, the recognized asset is limited to the present value of economic benefits available in the form of future expenses payable from the plan, any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Company. An economic benefit is available to the Company if it is realizable during the life of the plan or on settlement of the plan liabilities.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in earnings immediately.

The Company recognizes all actuarial gains and losses arising from defined benefit plans in other comprehensive income and expenses related to defined benefit plans in personnel expenses in earnings.

The Company recognizes gains or losses on the curtailment or settlement of a defined benefit plan when the curtailment or settlement occurs. The gain or loss on curtailment comprises any resulting change in the fair value of plan assets, change in the present value of defined benefit obligation and any related actuarial gains or losses and past service cost that had not previously been recognized.

iii)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

iv)	Share-based payment transactions

For equity settled share-based payment plans, the fair value of the share-based payment at grant date is recognized as an expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service conditions at the vesting date.

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For cash settled share-based payment plans, the fair value of the amount payable to employees is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as an expense in earnings.

j.	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are remeasured at each reporting date based on the best estimate of the settlement amount. The unwinding of the discount rate (accretion) is recognized as a finance cost.

Decommissioning obligation

The Company's activities give rise to dismantling, decommissioning and site disturbance remediation activities. A provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value, based on a risk free rate, of management's best estimate of expenditure required to settle the obligation at the balance sheet date. Subsequent to the initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time, changes in the risk free rate and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases or decreases due to changes in the estimated future cash flows or risk free rate are added to or deducted from the cost of the related asset.

k.	Revenue

Revenue in the course of ordinary activities is measured at the fair value of the consideration received or receivable. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the customer or the service has been provided, recovery of the consideration is probable, the associated costs can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

The timing of the transfer of significant risks and rewards varies depending on the individual terms of the sales or service agreement. For product sales, usually transfer of significant risks and rewards occurs when the product is delivered to a customer. For pipeline transportation revenues and storage revenue, transfer of significant risks and rewards usually occurs when the service is provided as per the contract with the customer. For rate or contractually regulated pipeline operations, revenue is recognized in a manner that is consistent with the underlying rate design as mandated by agreement or regulatory authority.

Certain commodity buy/sell arrangements where the risks and rewards of ownership have not transferred are recognized on a net basis in earnings.

l.	Finance income and finance costs

Finance income comprises interest income on funds deposited and invested, gains on non-commodity-related derivatives measured at fair value through earnings and foreign exchange gains. Interest income is recognized as it accrues in earnings, using the effective interest method.

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Pembina Pipeline Corporation

Finance costs comprise interest expense on loans and borrowings, unwinding of discount rate on provisions, losses on disposal of available for sale financial assets, losses on non-commodity-related derivatives, impairment losses recognized on financial assets (other than trade and other receivables) and foreign exchange losses.

Borrowing costs that are not directly attributable to the acquisition or construction of a qualifying asset are recognized in earnings using the effective interest method.

m.	Income tax

Income tax expense comprises current and deferred tax. Current and deferred taxes are recognized in earnings except to the extent that it relates to a business combination, or items are recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable earnings;
•	temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and
•	taxable temporary differences arising on the initial recognition of goodwill.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities, such changes to tax liabilities will impact tax expense in the period that such a determination is made.

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n.	Earnings per common share

The Company presents basic and diluted earnings per common share ("EPS") data for its common shares. Basic EPS is calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Earnings attributable to shareholders are adjusted for accumulated preferred dividends. Diluted EPS is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding, for the effects of all potentially dilutive common shares, which comprise convertible debentures and share options granted to employees ("Convertible Instruments"). Only outstanding and Convertible Instruments that will have a dilutive effect are included in fully diluted calculations.

The dilutive effect of Convertible Instruments is determined whereby outstanding Convertible Instruments at the end of the period are assumed to have been converted at the beginning of the period or at the time issued if issued during the year. Amounts charged to earnings relating to the outstanding Convertible Instruments are added back to earnings for the diluted calculations. The shares issued upon conversion are included in the denominator of per share basic calculations for the date of issue.

o.	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company's other components. All operating segments' operating results are reviewed regularly by the Company's Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and Senior Vice Presidents ("SVPs") to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO, CFO and SVPs include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets, corporate general and administrative expenses, finance income and costs and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

p.	Cash flow statements

The cash flow statement is prepared using the indirect method for calculating cash flow from operating activities. Changes in balance sheet items that have not resulted in cash flows such as share-based payment expense, unrealized gains and losses, depreciation and amortization, employee future benefit expenses, deferred income tax expense, share of profit from equity accounted investees, among others, have been eliminated for the purpose of preparing this statement. Dividends paid to ordinary shareholders, among other expenditures, are included in financing activities. Interest paid is included in operating activities.

q.	New standards and interpretations not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee ("IFRIC") for accounting periods beginning on or after January 1, 2014. The Company has reviewed these and determined the following:

IFRS 9 (2010) Financial Instruments: Does not have a mandatory effective date but is available for adoption. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position and is assessing when adoption will occur.

IAS 32 Financial Instruments: Presentation is effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position.

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IFRIC 21 Levies: Interpretation is effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position.

5.	DETERMINATION OF FAIR VALUES

A number of the Company's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Property, plant and equipment

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values when available and depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.

ii)	Intangible assets

The fair value of intangible assets acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

iii)	Derivatives

Fair value of derivatives are estimated by reference to independent monthly forward settlement prices, interest rate yield curves, currency rates, quoted market prices per share and volatility rates at the period ends.

Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the company, entity and counterparty when appropriate.

iv)	Non-derivative financial assets and liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. In respect of the convertible debentures, the fair value is determined by the market price of the convertible debenture on the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

v)	Share-based payment transactions

The fair value of the employee share options is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, expected forfeitures and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

The fair value of the long-term share unit award incentive plan and associated distribution units are measured based on the reporting date market price of the Company's shares. Expected dividends are not taken into account in determining fair value as they are issued as additional distribution share units.

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vi)	Inventories

The net realizable value of inventories is determined based on the estimated selling price in the ordinary course of business less estimated cost to sell.

6. TRADE RECEIVABLES AND OTHER

December 31 ($ millions)	2013	2012
Trade accounts receivable from customers	419	313
Trade accounts receivable and other receivables from related parties		11
Prepayments	15	11
Total current trade and other receivables	434	335

7. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Linefill and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2011	67	2,500	529	201	307	3,604
Acquisition (Note 27)	18	276	1,319	288	87	1,988
Additions	6	20	38	31	489	584
Change in decommissioning provision		(140)	(31)			(171)
Capitalized interest					14	14
Transfers	2	(61)	218	(14)	(145)
Disposals and other	(5)	(1)	(1)			(7)
Balance at December 31, 2012	88	2,594	2,072	506	752	6,012
Additions	7	104	285	56	425	877
Change in decommissioning provision		(19)	(8)			(27)
Capitalized interest		5	5		25	35
Transfers	11	105	320	130	(566)
Disposals and other		(6)	(4)	5		(5)
Balance at December 31, 2013	106	2,783	2,670	697	636	6,892

Depreciation
Balance at December 31, 2011	4	707	93	52		856
Depreciation		71	54	20		145
Transfers		1	25	(26)
Disposals		(2)		(1)		(3)
Balance at December 31, 2012	4	777	172	45		998
Depreciation	1	52	73	27		153
Transfers
Disposals and other		(5)	(4)			(9)
Balance at December 31, 2013	5	824	241	72		1,142

Carrying amounts
December 31, 2012	84	1,817	1,900	461	752	5,014
December 31, 2013	101	1,959	2,429	625	636	5,750

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Property, plant and equipment under construction

Costs of assets under construction at December 31, 2013 totalled $636 million ($2012: $752 million) including capitalized borrowing costs.

For the year ended December 31, 2013, capitalized borrowing costs related to the construction of the new pipelines or facilities amounted to $35 million (2012: $14 million), with capitalization rates ranging from 4.4 percent to 5.0 percent (2012: 4.3 percent to 4.8 percent).

Commitments

At December 31, 2013, the Company has contractual commitments for the acquisition and or construction of property, plant and equipment of $1,322 million (December 31, 2012: $363 million).

8. INTANGIBLE ASSETS AND GOODWILL

		Intangible Assets
($ millions)	Goodwill	Purchase and Sale Contracts	Customer Relationships	Purchase Option	Total	Total Goodwill & Intangible Assets
Cost
Balance at December 31, 2011	223	23			23	246
Acquisition (Note 27)	1,753	157	227	277	661	2,414
Additions and other		5			5	5
Balance at December 31, 2012	1,976	185	227	277	689	2,665
Additions and other	(10)	3			3	(7)
Balance at December 31, 2013	1,966	188	227	277	692	2,658

Amortization
Accumulated amortization at December 31, 2011		2			2	2
Amortization		25	15		40	40
Balance at December 31, 2012		27	15		42	42
Amortization		33	19		52	52
Balance at December 31, 2013		60	34		94	94

Carrying amounts
December 31, 2012	1,976	158	212	277	647	2,623
December 31, 2013	1,966	128	193	277	598	2,564

The purchase option of $277 million to acquire property, plant and equipment is not being amortized because it is not exercisable until 2018.

The aggregate carrying amount of intangible assets and goodwill allocated to each operating segment is as follows:

($ millions) December 31	2013	2012
Conventional Pipelines	316	316
Oil Sands and Heavy Oil	33	33
Gas Services	195	196
Midstream	2,020	2,078
	2,564	2,623

Impairment testing

For the purpose of impairment testing, goodwill is allocated to the Company's operating segments which represent the lowest level within the Company at which the goodwill is monitored for internal management purposes. Impairment testing for goodwill was performed at December 31, 2013. The recoverable amounts were based on their value in use and were determined to be higher than their carrying amounts.

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Pembina Pipeline Corporation

Value in use was determined by discounting the future cash flows generated from the continuing use of each CGU. The calculation of the value in use was based on the following key assumptions:

Cash flows were projected based on past experience, actual operating results and the first 5 years of the business plan approved by management. Cash flows for periods up to 75 years were extrapolated using a constant medium-term inflation rate of 2 percent. Pre-tax discount rates between 8.6 percent and 9.4 percent were applied in determining the recoverable amount of the CGUs. The discount rates were estimated based on past experience, the Company's risk free rate and average cost of debt in addition to estimates of the specific CGU's equity risk premium, size premium, small capitalization premium, projection risk, betas, tax rate and industry targeted debt to equity ratios.

9. INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

The Company has a 50 percent interest in two jointly controlled, equity accounted investees (Fort Saskatchewan Ethylene Storage Corporation and Fort Saskatchewan Ethylene Storage Limited Partnership) that are reported using the equity method of accounting. The carrying value of the investment at December 31, 2013 is $165 million (2012: $161 million).

At December 31, 2013, the Company has contractual commitments for additional investment in its equity accounted investees of $24 million (December 31, 2012: NIL).

10. INCOME TAXES

The components of the deferred tax assets and deferred tax liabilities are as follows:

($ millions) December 31	2013	2012
Deferred income tax assets
Derivative financial instruments	6	23
Provisions	78	115
Benefit of loss carryforwards	14	77
Other deductible temporary differences	22	17

Deferred income tax liabilities
Property, plant and equipment	(588)	(590)
Intangible assets	(124)	(127)
Investments in equity accounted investees	(17)	(22)
Taxable limited partnership income deferral	(64)	(75)
Other taxable temporary differences	(11)	(2)
Net deferred tax liabilities(1)	(684)	(584)
(1)	The Company has recognized a net deferred tax asset of $15 million (December 31, 2012: $8 million) relating to its U.S. subsidiaries. The Company has determined that it is probable that future taxable profits will be sufficient to utilize the deferred tax asset.

The Company's consolidated effective tax rate for the year ended December 31, 2013 was 25 percent (2012: 25 percent).

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Pembina Pipeline Corporation

Reconciliation of effective tax rate

Year Ended December 31 ($ millions, except as noted)	2013	2012
Earnings before income tax	494	300

Statutory tax rate (percent)	25%	25%

Income tax at statutory rate	124	75
Tax rate changes on deferred income tax balances	1	2
Changes in estimate and other	(2)	(2)
Permanent items	13
Other	7
Income tax expense	143	75

Income tax expense

Year Ended December 31 ($ millions)	2013	2012
Current tax expense	38
Deferred tax expense
Origination and reversal of temporary differences	51	58
Tax rate changes on deferred tax balances	1	2
Decrease in tax loss carry forward	53	15
Total deferred tax expense	105	75
Total income tax expense	143	75

The movement of the net deferred tax liability is as follows:

($ millions)	2013	2012
Balance at January 1	584	107
Deferred income tax expense	105	75
Income tax expense (benefit) in other comprehensive income	6	(4)
Acquisition (Note 27)	(3)	406
Preferred share issue costs	(7)
Other	(1)
Balance at December 31	684	584

Deferred tax items recovered directly in equity

Year Ended December 31 ($ millions)	2013	2012
Preferred share issue costs	7
Other comprehensive (income) loss	(6)	4
Deferred tax items recovered directly in equity	1	4

Cash taxes received during the year were $2 million (2012: nil)

The Company has temporary differences associated with its investments in foreign subsidiaries, branches, and interests in joint ventures. At December 31, 2013, the Company has not recorded a deferred tax asset or liability for these temporary differences (December 31, 2012: nil) as the Company controls the timing of the reversal and it is not probable that the temporary differences will reverse in the foreseeable future.

At December 31, 2013, the Company had $37 million (December 31, 2012: $35 million) of U.S. tax losses that will expire after 2030. The Company has recorded deferred tax assets in respect of these losses, as it has been determined that it is probable that future taxable profits will be sufficient to utilize these losses.

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11. TRADE PAYABLES AND ACCRUED LIABILITIES

December 31 ($ millions)	2013	2012
Trade payables	359	301
Non-trade payables & accrued liabilities	102	44
	461	345

12. LOANS AND BORROWINGS

This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings, which are measured at amortized cost.

Carrying value, terms and conditions, and debt maturity schedule

Terms and conditions of outstanding loans were as follows:

December 31 ($ millions)				Carrying amount
	Available facilities at December 31, 2013	Nominal interest rate	Year of maturity	2013	2012
Operating facility(3)	30	prime + 0.45 or BA(2) + 1.45	2014(1)
Revolving unsecured credit facility(3)	1,500	prime + 0.45 or BA(2) + 1.45	2018	46	521
Senior unsecured notes - Series A	175	5.99	2014	175	175
Senior unsecured notes - Series C	200	5.58	2021	197	197
Senior unsecured notes - Series D	267	5.91	2019	266	265
Senior unsecured term facility	75	6.16	2014	75	75
Senior unsecured medium-term notes 1	250	4.89	2021	249	249
Senior unsecured medium-term notes 2	450	3.77	2022	448	448
Senior unsecured medium-term notes 3	200	4.75	2043	198
Subsidiary debt	8	5.04	2014	8	9
Finance lease liabilities				9	6
Total interest bearing liabilities	3,155			1,671	1,945
Less current portion				(262)	(12)
Total non-current				1,409	1,933
(1)	Operating facility expected to be renewed on an annual basis.
(2)	Bankers' Acceptance.
(3)	The nominal interest rate is based on the Company's credit rating at December 31, 2013.

All facilities are governed by specific debt covenants which Pembina has been in compliance with during the years ended December 31, 2013 and 2012.

For more information about the Company's exposure to interest rate, foreign currency and liquidity risk, see financial instruments and financial risk management Note 22.

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13. CONVERTIBLE DEBENTURES

($ millions, except as noted)	Series C - 5.75%	Series E - 5.75%	Series F - 5.75%	Total
Conversion price (dollars)	$28.55	$24.94	$29.53
Interest payable semi-annually in arrears on:	May 31 and November 30	June 30 and December 31	June 30 and December 31
Maturity date	November 30, 2020	December 31, 2017	December 31, 2018
Balance at December 31, 2011	289			289
Assumed on Acquisition(1) (Note 27)		159	158	317
Conversions and redemptions		(1)		(1)
Accretion of liability		1	1	2
Deferred financing fees (net of amortization)	1	1	1	3
Balance at December 31, 2012	290	160	160	610
Conversions and redemptions	(1)	(9)	(1)	(11)
Accretion of liability		1	1	2
Deferred financing fee (net of amortization)	1	1	1	3
Balance at December 31, 2013	290	153	161	604
(1)	Excludes conversion feature of convertible debentures which is recognized in derivative financial instruments.

The Series C debentures may be converted at the option of the holder at a conversion price of $28.55 per common share at any time prior to maturity and may be redeemed by the Company. The Company may, at its option on or after November 30, 2014 and prior to November 30, 2016, elect to redeem the Series C debentures in whole or in part, provided that the volume weighted average trading price of the common shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of redemption is given is not less than 125 percent of the conversion price of the Series C debentures. On or after November 30, 2016, the Series C debentures may be redeemed in whole or in part at the option of the Company at a price equal to their principal amount plus accrued and unpaid interest. The Company may also elect to pay interest on the debentures by issuing shares.

The Series E debentures may be converted at the option of the holder at a conversion price of $24.94 per common share at any time prior to maturity and may be redeemed by the Company. The Company may, at its option on or after December 31, 2013 and prior to December 31, 2015, elect to redeem the Series E debentures in whole or in part, provided that the volume weighted average trading price of the common shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of redemption is given is not less than 125 percent of the conversion price of the Series E debentures. On or after December 31, 2015, the Series E debentures may be redeemed in whole or in part at the option of the Company at a price equal to their principal amount plus accrued and unpaid interest. Any accrued unpaid interest will be paid in cash.

The Series F debentures may be converted at the option of the holder at a conversion price of $29.53 per common share at any time prior to maturity and may be redeemed by the Company. The Company may, at its option on or after December 31, 2014 and prior to December 31, 2016, elect to redeem the Series F debentures in whole or in part, provided that the volume weighted average trading price of the common shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of redemption is given is not less than 125 percent of the conversion price of the Series F debentures. On or after December 31, 2016, the Series F debentures may be redeemed in whole or in part at the option of the Company at a price equal to their principal amount plus accrued and unpaid interest. Any accrued unpaid interest will be paid in cash.

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Pembina Pipeline Corporation

The Company retains a cash conversion option on the Series E and F convertible debentures, allowing the Company to pay cash to the converting holder of the debentures, at the option of the Company. For convertible debentures with a cash conversion option, the conversion feature is recognized as an embedded derivative and accounted for as a derivative financial instrument, measured at fair value using an option pricing model.

14. PROVISIONS

The Company has estimated the net present value of its total decommissioning obligations based on a total future liability of $309 million. The estimate has applied a medium-term inflation rate and current discount rate and includes a revision in the decommissioning assumptions and associated costs and timing of payments. The obligations are expected to be paid over the next 75 years with majority being paid between 30 and 40 years. The Company applied a 2 percent inflation rate per annum and a risk free rate of 3.2 percent (2012: 2.4 percent) to calculate the present value of the decommissioning provision. The remeasured decommissioning provision decreased property, plant and equipment and decommissioning provision liability. Of the re-measurement reduction of the decommissioning provision, $33 million (2012: $6 million) was in excess of the carrying amount of the related asset and was credited to depreciation expense.

The property, plant and equipment of the Company consist primarily of underground pipelines, above ground equipment facilities and storage assets. No amount has been recorded relating to the removal of the underground pipelines or for the storage assets as the potential obligations relating to these assets cannot be reasonably estimated due to the indeterminate timing or scope of the asset retirement. As the timing and scope of retirement become determinable for these assets, a provision for the cost of retirement will be recorded.

($ millions)	2013	2012
Balance at January 1	361	416
Unwinding of discount rate	9	12
Decommissioning liabilities settled during the period	(1)	(5)
Change in rates	(88)	(47)
Change in estimates and other	28	(139)
Assumed on Acquisition (Note 27)		125
Total	309	362
Less current portion (included in accrued liabilities)		(1)
Balance at December 31	309	361

15. SHARE CAPITAL

Pembina is authorized to issue an unlimited number of common shares and an unlimited number of a class of preferred shares designated as Preferred Shares, Series A. The holders of the common shares are entitled to receive notice of, attend at and vote at any meeting of the shareholders of the Company, receive dividends declared and share in the remaining property of the Company upon distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs.

Pembina has adopted a shareholder rights plan ("Plan") as a mechanism designed to assist the board in ensuring the fair and equal treatment of all shareholders in the face of an actual or contemplated unsolicited bid to take control of the company. Take-over bids may be structured in such a way as to be coercive or discriminatory in effect, or may be initiated at a time when it will be difficult for the board to prepare an adequate response. Such offers may result in shareholders receiving unequal or unfair treatment, or not realizing the full or maximum value of their investment in Pembina. The Plan discourages the making of any such offers by creating the potential of significant dilution to any offeror who does so.

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Pembina Pipeline Corporation

Common Share Capital

($ millions, except as noted)	Number of Common Shares (thousands)	Common Share Capital
Balance at December 31, 2011	167,908	1,812
Dividend reinvestment plan	8,338	219
Share-based payment transactions, debenture conversions and other	444	9
Issued on Acquisition (Note 27)	116,536	3,284
Balance at December 31, 2012	293,226	5,324
Issued, net of issue costs	11,207	335
Dividend reinvestment plan	9,384	286
Share-based payment transactions, debenture conversions and other	1,327	27
Balance at December 31, 2013	315,144	5,972

Preferred Share Capital

($ millions, except as noted)	Number of Preferred Shares (thousands)	Preferred Share Capital
Balance at December 31, 2012 and 2011
Class A, Series 1 Preferred shares issued, net of issue costs	10,000	244
Class A, Series 3 Preferred shares issued, net of issue costs	6,000	147
Balance at December 31, 2013	16,000	391

On July 26, 2013, Pembina issued 10,000,000 cumulative redeemable 5-year rate reset Class A Preferred shares, Series 1 ("Series 1 Preferred Shares") at a price of $25.00 per Series 1 Preferred Share for aggregate proceeds of $250 million. The holders of Series 1 Preferred Shares are entitled to receive fixed cumulative dividends at an annual rate of $1.0625 per share when declared by the Board of Directors. The dividend rate will reset on December 1, 2018 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 2.47 percent. The Series 1 Preferred Shares are redeemable by the Company at the Company's option on December 1, 2018 and on December 1 of every fifth year thereafter.

Holders of the Series 1 Preferred Shares have the right to convert all or any part of their shares into cumulative redeemable floating rate Class A Preferred shares, Series 2 ("Series 2 Preferred Shares"), subject to certain conditions, on December 1, 2018 and on December 1 of every fifth year thereafter. Holders of Series 2 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the sum of the then 90-day Government of Canada Treasury Bill yield plus 2.47 percent, if, as and when declared by the Board of Directors of Pembina.

On October 2, 2013, Pembina closed its offering of 6,000,000 cumulative redeemable rate reset Class A Preferred shares, Series 3 (the "Series 3 Preferred Shares") at a price of $25.00 per share for aggregate proceeds of $150 million. The holders of Series 3 Preferred Shares are entitled to receive fixed cumulative dividends at an annual rate of $1.1750 per share, if, as and when declared by the Board of Directors. The dividend rate will reset on March 1, 2019 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 2.60 percent. The Series 3 Preferred Shares are redeemable by the Company at its option on March 1, 2019 and on March 1 of every fifth year thereafter.

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Pembina Pipeline Corporation

Holders of the Series 3 Preferred Shares have the right to convert their shares into cumulative redeemable floating rate Class A Preferred shares, Series 4 ("Series 4 Preferred Shares"), subject to certain conditions, on March 1, 2019 and on March 1 of every fifth year thereafter. Holders of Series 4 Preferred Shares will be entitled to receive a cumulative quarterly floating dividend at a rate equal to the sum of the then 90-day Government of Canada Treasury Bill yield plus 2.60 percent, if, as and when declared by the Board of Directors of Pembina.

Dividends

The Company has a Premium Dividend™ and Dividend Reinvestment Plan. Eligible common shareholders have the opportunity to receive additional common shares by reinvesting the cash dividends declared payable by the Company on its common shares.

The following dividends were declared by the Company:

Year Ended December 31 ($ millions)	2013	2012
Common shares
$1.65 per qualifying share (2012: $1.61)	507	418
Preferred shares
$.3726 per qualifying Series 1 share (2012: nil)	4
$.1932 per qualifying Series 3 share (2012: nil)	1
	5

On January 7, 2014 and February 10, 2014, Pembina announced that the Board of Directors declared a dividend for each of January and February of $0.14 per qualifying common share ($1.68 annualized) in the total amount of approximately $90 million.

On January 7, 2014, Pembina announced that the Board of Directors had declared a quarterly dividend of $0.265625 per Series 1 Class A Preferred Share to be paid to holders of Series 1 Class A Preferred Shares of record on February 1, 2014, and a dividend of $0.29375 per Series 3 Class A Preferred Share to holders of Series 3 Class A Preferred Shares of record on February 1, 2014 in the amount of $4 million.

On January 16, 2014, Pembina announced the initial dividend on the Series 5 Class A Preferred Shares, to be paid on March 1, 2014 to holders of Series 5 Class A Preferred Shares of record on February 1, 2014 for the period commencing on the date of issuance (January 16, 2014) up to but excluding February 28, 2014 in the amount of $0.1507 per share in the total amount of $2 million.

16. PERSONNEL EXPENSES

Year Ended December 31 ($ millions)	2013	2012
Salaries and wages	118	85
Share-based payment transactions	34	17
Short-term incentive plan	26	11
Pension plan expense	12	9
Health, savings plan and other benefits	10	9
Personnel expenses	200	131

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Pembina Pipeline Corporation

17. NET FINANCE COSTS

Year Ended December 31 ($ millions)	2013	2012
Interest income from:
Bank deposits and other	(5)	(1)
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	55	73
Convertible debentures	42	36
Unwinding of discount	9	12
Gain in fair value of non-commodity-related derivative financial instruments	(6)	(4)
Loss on revaluation of conversion feature of convertible debentures	71
Foreign exchange gains and other		(1)
Net finance costs	166	115

Net interest paid of $115 million (2012: $118 million) includes capitalized borrowing costs of $35 million (2012: $14 million).

18. OPERATING SEGMENTS

The Company determines its reportable segments based on the nature of operations and includes four operating segments: Conventional Pipelines, Oil Sands & Heavy Oil, Gas Services and Midstream.

Conventional Pipelines consists of the tariff based operations of pipelines and related facilities to deliver crude oil, condensate and NGL in Alberta and B.C.

Oil Sands & Heavy Oil consists of the Syncrude, Horizon, Nipisi and Mitsue Pipelines, and the Cheecham Lateral. These pipelines and related facilities deliver synthetic crude oil produced from oil sands under long-term cost-of-service arrangements.

Gas Services consists of natural gas gathering and processing facilities, including four gas plants, twelve compressor stations and over 350 kilometres of gathering systems.

Midstream consists of the Company's interests in extraction and fractionation facilities, terminalling and storage hub services under a mixture of short, medium and long-term contractual arrangements.

The financial results of the business segments are included below. Performance is measured based on results from operating activities, net of depreciation and amortization, as included in the internal management reports that are reviewed by the Company's CEO, CFO and SVPs. The segments results from operating activities, before depreciation and amortization, is used to measure performance as management believes that such information is the most relevant in evaluating results of certain segments relative to other entities that operate within these industries. Intersegment transactions are recorded at market value and eliminated under corporate and intersegment eliminations.

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Pembina Pipeline Corporation

Year Ended December 31, 2013 ($ millions)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	411	195			(49)	557
Terminalling, storage and hub services				4,347		4,347
Gas Services			121			121
Total revenue	411	195	121	4,347	(49)	5,025
Operating expenses	162	64	43	91	(4)	356
Cost of goods sold, including product purchases				3,767	(48)	3,719
Realized gain (loss) on commodity-related derivative financial instruments	2			(3)		(1)
Operating margin	251	131	78	486	3	949
Depreciation and amortization included in operations	12	17	20	114		163
Unrealized gain on commodity-related derivative financial instruments	1			6		7
Gross profit	240	114	58	378	3	793
Depreciation included in general and administrative					8	8
Other general and administrative	9	3	6	25	81	124
Acquisition-related and other expenses (income)	2			1	(2)	1
Reportable segment results from operating activities	229	111	52	352	(84)	660
Net finance costs (income)	5	1	1	(4)	163	166
Reportable segment earnings (loss) before tax	224	110	51	356	(247)	494
Capital expenditures	325	38	258	254	5	880
(1)	5.2 percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $158 million associated with U.S. midstream sales.
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Pembina Pipeline Corporation

Year Ended December 31, 2012 ($ millions)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	339	172			(19)	492
NGL product and services, terminalling, storage and hub services				2,847		2,847
Gas Services			88			88
Total revenue	339	172	88	2,847	(19)	3,427
Operating expense	130	55	29	60	(3)	271
Cost of goods sold, including product purchases				2,494	(19)	2,475
Realized loss on commodity-related derivative financial instruments				(5)		(5)
Operating margin	209	117	59	288	3	676
Depreciation and amortization included in operations	44	20	15	95		174
Unrealized gain (loss) on commodity-related derivative financial instruments	(9)			45		36
Gross profit	156	97	44	238	3	538
Depreciation included in general and administrative					6	6
Other general and administrative	7	2	4	15	63	91
Acquisition-related and other expenses	1			2	23	26
Reportable segment results from operating activities	148	95	40	221	(89)	415
Net finance costs	6	2		3	104	115
Reportable segment earnings (loss) before tax	142	93	40	218	(193)	300
Capital expenditures	187	30	163	204		584
(1)	5.1 percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $97 million associated with U.S. midstream sales.

19. EARNINGS PER COMMON SHARE

Basic earnings per common share

The calculation of basic earnings per common share at December 31, 2013 was based on the earnings attributable to common shareholders of $344 million (2012: $225 million) and a weighted average number of common shares outstanding of 307 million (2012: 259 million).

Diluted earnings per common share

The calculation of diluted earnings per common share at December 31, 2013 was based on earnings attributable to common shareholders of $344 million (December 31, 2012: $225 million), and weighted average number of common shares outstanding after adjustment for the effects of all dilutive potential common shares of 308 million (2012: 259 million).

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Pembina Pipeline Corporation

Earnings attributable to common shareholders

Year Ended December 31 ($ millions)	2013	2012
Earnings	351	225
Dividends on preferred shares	(5)
Cumulative dividends on preferred shares, not yet declared	(2)
Earnings contributable to common shareholders (basic and diluted)	344	225

Weighted average number of common shares

(In thousands of shares, except as noted)	2013	2012
Issued common shares at January 1	293,226	167,908
Effect of shares issued	8,781	87,243
Effect of share options exercised	350	185
Effect of conversion of convertible debentures	83	9
Effect of shares issued under dividend reinvestment plan	4,771	3,524
Weighted average number of common shares at December 31 (basic)	307,211	258,869

Dilutive effect of share options on issue	870	614
Weighted average number of common shares at December 31 (diluted)	308,081	259,483

Basic and diluted earnings per common share (dollars)	$1.12	$0.87

At December 31, 2013, the effect of the conversion of the convertible debentures was excluded from the diluted earnings per common share calculation as the impact was anti-dilutive. If the convertible debentures were included, an additional 23 million (2012: 23 million) common shares would be added to the weighted average number of common shares and $32 million (2012: $27 million) would be added to earnings, representing after tax interest expense of the convertible debentures.

The average market value of the Company's shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

20. PENSION PLAN

December 31 ($ millions)	2013	2012
Registered defined benefit (asset) obligation	(5)	22
Supplemental defined benefit obligation	7	6
Other accrued benefit obligations	1	1
Net employee benefit obligations	3	29

The Company maintains a defined contribution plan and non-contributory defined pension plans covering its employees. The Company contributes 5 to 10 percent of an employee's earnings to the defined contribution plan until the employee's age plus years of service equals 50, at which time they become eligible for the defined benefit plans. The defined benefit plans include a funded registered plan for all employees and an unfunded supplemental retirement plan for those employees affected by the Canada Revenue Agency maximum pension limits. The Company also has other accrued benefit obligations which include a non-contribution unfunded post employment extended health and dental plan provided to a few remaining retired employees. The defined benefit plans are administered by a single pension fund that is legally separated from the Company. Benefits under the plans are based on the length of service and the annual average best three years of earnings during the last ten years of service of the employee. Benefits paid out of the plans are not indexed. The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation was at December 31, 2012.

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Pembina Pipeline Corporation

The defined benefit plans expose the Company to actuarial risks such as longevity risk, interest rate risk, and market (investment) risk.

Defined benefit obligations

December 31	2013		2012
($ millions)	Registered Plan	Supplemental Plan	Registered Plan	Supplemental Plan
Present value of unfunded obligations		7		6
Present value of funded obligations	119		122
Total present value of obligations	119	7	122	6
Fair value of plan assets	124		100
Recognized asset (liability) for defined benefit obligations	5	(7)	(22)	(6)

The Company funds the defined benefit obligation plans in accordance with government regulations by contributing to trust funds administered by an independent trustee. The funds are invested primarily in equities and bonds. Defined benefit plan contributions totalled $13 million for the year ended December 31, 2013 (2012: $10 million).

The Company has determined that, in accordance with the terms and conditions of the defined benefit plans, and in accordance with statutory requirements of the plans, the present value of refunds or reductions in future contributions is not lower than the balance of the total fair value of the plan assets less the total present value of obligations. As such, no decrease in the defined benefit asset is necessary at December 31, 2013 and December 31, 2012.

Registered defined benefit pension plan assets comprise

December 31 (percentages)	2013	2012
Equity securities	64	65
Debt	35	30
Other	1	5
	100	100

Movement in the present value of the defined benefit pension obligation

Year Ended December 31	2013		2012
($ millions)	Registered Plan	Supplemental Plan	Registered Plan	Supplemental Plan
Defined benefits obligations at January 1	122	6	100	5
Benefits paid by the plan	(6)		(6)
Current service costs	9	1	7
Interest expense	5		5
Actuarial (gains) losses in other comprehensive income	(11)		16	1
Defined benefit obligations at December 31	119	7	122	6

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Pembina Pipeline Corporation

Movement in the present value of registered defined benefit pension plan assets

Year Ended December 31 ($ millions)	2013	2012
Fair value of plan assets at January 1	100	89
Contributions paid into the plan	13	10
Benefits paid by the plan	(6)	(6)
Return on plan assets	12	2
Interest income	5	5
Fair value of registered plan assets at December 31	124	100

Expense recognition in earnings

Registered Plan	2013	2012
Year Ended December 31 ($ millions)
Current service costs	9	7
Interest on obligation	5	5
Expected return on plan assets	(4)	(5)
	10	7

The expense is recognized in the following line items in the statement of comprehensive income:

Registered Plan	2013	2012
Year Ended December 31 ($ millions)
Operating expenses	5	4
General and administrative expense	5	3
	10	7

Expense recognized for the Supplemental Plan was less than $1 million for each of the years ended December 31, 2013 and 2012.

Actuarial gains and losses recognized in other comprehensive income

	2013			2012
($ millions)	Registered Plan	Supplemental Plan	Total	Registered Plan	Supplemental Plan	Total
Balance at January 1	(25)	(1)	(26)	(15)		(15)
Remeasurements gain:
Actuarial gain (loss) arising from
Demographic assumptions	(2)		(2)		(5)	(5)
Financial assumptions	7		7	(12)		(12)
Experience adjustments	4		4		4	4
Return on plan assets excluding interest income	9		9	2		2
Recognized during the period after tax	18		18	(10)	(1)	(11)
Balance at December 31	(7)	(1)	(8)	(25)	(1)	(26)

Principal actuarial assumptions used:

December 31 (weighted average percent)	2013	2012
Discount rate	4.9%	4.4%
Future pension earning increases	4.0%	4.0%

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Pembina Pipeline Corporation

Assumptions regarding future mortality are based on published statistics and mortality tables. The current longevities underlying the values of the liabilities in the defined plans are as follows:

December 31 (years)	2013	2012
Longevity at age 65 for current pensioners
Males	21.3	19.8
Females	23.5	22.1
Longevity at age 65 for current member aged 45
Males	22.4	21.3
Females	24.2	22.9

The calculation of the defined benefit obligation is sensitive to the discount rate, compensation increases, retirements and termination rates as set out above. An increase or decrease of the estimated discount rate of 4.9 percent by 100 basis points at December 31, 2013 is considered reasonably possible in the next financial year but would not have a material impact on the obligation.

The Company expects to contribute $10 million to the defined benefit plans in 2014.

21. SHARE-BASED PAYMENTS

At December 31, 2013, the Company has the following share-based payment arrangements:

Share option plan (equity settled)

The Company has a share option plan under which employees are eligible to receive options to purchase shares in the Company.

Long-term share unit award incentive (cash-settled) plan

In 2005, the Company established a long-term share unit award incentive plan. Under the share-based compensation plan, awards of restricted (RSU) and performance (PSU) share units are made to officers, non-officers and directors. The plan results in participants receiving cash compensation based on the value of the underlying notional shares granted under the plan. Payments are based on a trading value of the Company's common shares plus notional dividends and performance of the Company.

Terms and conditions of share option plan and share unit award incentive plan

The terms and conditions relating to the grants of the share option program and the long-term share unit award incentive plans are listed in the tables below:

Grant date share options granted to employees (thousands of options, except as noted)	Number of options	Contractual life of options
January 3, 2012	55	7 years
April 2, 2012	19	7 years
August 9, 2012	1,372	7 years
October 1, 2012	49	7 years
January 2, 2013	61	7 years
April 1, 2013	52	7 years
August 9, 2013	1,605	7 years
October 1, 2013	70	7 years

One-third vest on the first anniversary of the grant date, one-third vest on the second anniversary of the grant date, and one-third vest on the third anniversary of the grant date.

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Long-term share unit award incentive plan(1)

Grant date PSUs to Officers, Non-Officers(2) and Directors (thousands of units, except as noted)	Units	Contractual life of PSU
January 1, 2012	188	3.0 years
April 2, 2012 (on Acquisition)	201	2.2 years
January 1, 2013	292	3.0 years

PSUs vest on the third anniversary of the grant date. Actual PSUs awarded is based on the trading value of the shares and performance of the Company.

Grant date RSUs to Officers, Non-Officers(2) and Directors (thousands of units, except as noted)	Units	Contractual life of RSU
January 1, 2012	186	3.0 years
April 2, 2012 (on Acquisition)	177	2.2 years
January 1, 2013	285	3.0 years

One-third vest on the first anniversary of the grant date, one-third vest on the second anniversary of the grant date, and one-third vest on the third anniversary of the grant date.

(1)	Distribution Units are granted in addition to RSU and PSU grants based on notional accrued dividends from RSU and PSU granted but not paid.
(2)	Non-Officers defined as senior selected positions within the Company.

Disclosure of share option plan

The number and weighted average exercise prices of share options as follows:

(thousands of options, except as noted)	Number of Options	Weighted Average Exercise Price (dollars)
Outstanding at December 31, 2011	2,674	$20.24
Granted	1,495	$26.70
Exercised	(428)	$16.96
Forfeited	(209)	$24.73
Outstanding at December 31, 2012	3,532	$23.11
Granted	1,787	$32.17
Exercised	(887)	$19.08
Forfeited or expired	(233)	$26.14
Outstanding as at December 31, 2013	4,199	$27.65

As of December 31, 2013, the following options are outstanding:

(thousands of options, except as noted) Exercise Price (dollars)	Number outstanding at December 31, 2013	Options Exercisable	Weighted average remaining life
$14.18 - $17.99	117	117	1.92 years
$18.00 - $20.99	419	417	3.65 years
$21.00 - $29.99	1,957	752	5.25 years
$30.00 - $33.93	1,706	12	6.56 years
Total	4,199	1,298

The weighted average share price at the date of exercise for share options exercised in the year ended December 31, 2013 was $33.12 (December 31, 2012: $28.28).

Expected volatility estimated by considering historic average share price volatility. The weighted average inputs used in the measurement of the fair values at grant date of share options are the following:

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Share options granted

Year Ended December 31 (dollars, except as noted)	2013	2012
Weighted average
Fair value at grant date	2.59	2.10
Share price at grant date	31.60	26.68
Exercise price	32.17	26.70
Expected volatility (percent)	20.6	21.4
Expected option life (years)	3.67	3.67
Expected annual dividends per option	1.65	1.61
Expected forfeitures (percent)	7.9	7.9
Risk-free interest rate (based on government bonds)(percent)	1.4	1.3

Disclosure of long-term share unit award incentive plan

The long-term share unit award incentive plan was valued using the reporting date market price of the Company's shares of $37.42 (December 31, 2012: $28.46). Actual payment may differ from amount valued based on market price and company performance.

Long-term share unit award incentive units granted

Year Ended December 31 (thousands of share units)	2013	2012
Number of share units granted	577	752

Employee expenses

Year Ended December 31 ($ millions)	2013	2012
Share option plan, equity settled	3	2
Long-term share unit award incentive plan	31	15
Share based payment expense	34	17

Total carrying amount of liabilities for cash settled arrangements	48	34
Total intrinsic value of liability for vested benefits	30	16

22. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Risk Management

Pembina has exposure to counterparty credit risk, liquidity risk and market risk. Pembina recognizes that effective management of these risks is a critical success factor in managing organization and shareholder value.

Risk management strategies, policies and limits ensure risks and exposures are aligned to Pembina’s business strategy and risk tolerance. The Company’s Board of Directors is responsible for providing risk management oversight at Pembina. The Company's Audit Committee oversees how management monitors compliance with the Company's risk management policies and procedures and reviews the adequacy of this risk framework in relation to the risks faced by the Company. Internal audit personnel assist the Audit Committee in its oversight role by monitoring and evaluating the effectiveness of the organization’s risk management system.

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Counterparty credit risk

Counterparty credit risk represents the financial loss the Company would experience if a counterparty to a financial instrument failed to meet its contractual obligations in accordance with the terms and conditions of the financial instruments with the Company. Counterparty credit risk arises primarily from the Company's cash and cash equivalents, trade and other receivables, and from counterparties to its derivative financial instruments. The carrying amount of the Company’s cash and cash equivalents, trade and other receivables and derivative financial instruments represents the maximum counterparty credit exposure, without taking into account security held.

The Company manages counterparty credit risk through established credit management techniques, including conducting comprehensive financial and other assessments for all new counterparties and regular reviews of existing counterparties to establish and monitor a counterparty's creditworthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances where warranted. The Company utilizes various sources of financial, credit and business information in assessing the creditworthiness of a counterparty including external credit ratings, where available, and in other cases, detailed financial statement analysis in order to generate an internal credit rating based on quantitative and qualitative factors. The establishment of counterparty exposure limits is governed by a Board of Directors designated counterparty exposure limit matrix which represents the maximum dollar amounts of counterparty exposure by debt rating that can be approved for a counterparty. The Company continues to closely monitor and reassess the creditworthiness of its counterparties, which has resulted in the Company reducing or mitigating its exposure to certain counterparties where it was deemed warranted and permitted under contractual terms.

Financial assurances may include guarantees, letters of credit and cash. Letters of credit are held on $51 million (December 31, 2012: $45 million) of the receivables balance.

Typically, the Company has collected its receivables in full and at December 31, 2013, approximately 86 percent were current. The Company has a general lien and a continuing and first priority security interest in, and a secured charge on, all of a shipper’s petroleum in its custody. The risk of non-collection is considered to be low and no impairment of trade and other receivables has been made.

The Company monitors and manages its concentration of counterparty credit risk on an ongoing basis. The Company believes these measures minimize its counterparty credit risk but there is no certainty that they will protect it against all material losses. As part of its ongoing operations, the Company must balance its market and counterparty credit risks when making business decisions.

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The following are the contractual maturities of financial liabilities, including estimated interest payments.

			Outstanding balances due by period
December 31, 2013 ($ millions)	Carrying Amount	Expected Cash Flows	Less Than 1 Year	1 - 2 Years	2 - 5 Years	More Than 5 Years
Trade payables and accrued liabilities	461	461	461
Taxes payable	38	38	38
Loans and borrowings	1,671	2,387	334	68	250	1,735
Convertible debentures	604	850	39	39	441	331
Dividends payable	44	44	44
Derivative financial liabilities	120	120	13	5	102
Office and vehicle leases		548	30	54	158	306
Construction commitments		1,346	1,176	170

The Company manages its liquidity risk by forecasting cash flows over a 12 month rolling time period to identify financing requirements. These financing requirements are then addressed through a combination of credit facilities and through access to capital markets, if required.

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Market risk

Pembina’s results are subject to movements in commodity prices, foreign exchange and interest rates. A formal Risk Management Program including policies and procedures has been designed to mitigate these risks.

a.	Commodity price risk

Pembina’s Midstream business is exposed to changes in commodity prices as a result of frac-spread risk or the relative price differential between the input cost of the natural gas required to produce NGL products and the price in which they are sold. Pembina responds to commodity price risk by using an active Risk Management Program to fix revenues on a minimum of 50 percent of the committed term natural gas supply costs. Pembina Midstream business is also exposed to variability in quality, time and location differentials. The Company utilizes financial derivative instruments as part of its overall risk management strategy to assist in managing the exposure to commodity price risk as a result of these activities. The Company does not trade financial instruments for speculative purposes.

b.	Foreign exchange risk

Pembina’s commodity-related cash flows are subject to currency risk, primarily arising from the denomination of specific cash flows in US dollars. Pembina responds to this risk using an active Risk Management Program to exchange foreign currency for domestic currency at a fixed rate.

c.	Interest rate risk

Pembina has floating interest rate debt which subjects the Company to interest rate risk. Pembina responds to this risk under the active Risk Management Program to enter into financial derivative contracts to fix interest rates.

At the reporting date, the interest rate profile of the Company's interest-bearing financial instruments was:

	Carrying Amounts of Financial Liability
December 31 ($ millions)	2013	2012
Fixed rate instruments	(1,625)	(1,424)
Variable rate instruments	(46)	(521)
	(1,671)	(1,945)

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates at the reporting date would have (increased) decreased earnings by the amounts shown below. This analysis assumes that all other variables remain constant.

December 31 ($ millions)	2013	2012
	± 100 bp	± 100 bp
Variable rate instruments	± 1	± 5
Interest rate swap		± (4)
Earnings sensitivity (net)	± 1	± 1

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Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

December 31	2013		2012
($ millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets carried at fair value
Derivative financial instruments	4	4	8	8
Financial assets carried at amortized cost
Cash and cash equivalents	51	51	27	27
Trade and other receivables	434	434	335	335
	485	485	362	362
Financial liabilities carried at fair value
Derivative financial instruments	120	120	68	68
Financial liabilities carried at amortized cost
Trade payables and accrued liabilities	461	461	345	345
Taxes payable	38	38
Dividends payable	44	44	39	39
Loans and borrowings	1,671	1,764	1,945	2,090
Convertible debentures	604(1)	633	610(1)	725
	2,818	2,940	2,939	3,199

(1) Carrying amount excludes conversion feature of convertible debentures.

The basis for determining fair values is disclosed in Note 5.

Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus and adequate credit spread, and were as follows:

December 31 (percents)	2013	2012
Derivatives	1.2% - 2.4%	1.2% - 2.5%
Loans and borrowings	1.7% - 5.0%	2.0% - 4.4%

Fair value of power derivatives are based on market rates reflecting forward curves.

Fair value hierarchy

The fair value of financial instruments carried at fair value is classified according to the following hierarchy based on the amount of observable inputs used to value the instruments.

Level 1: Unadjusted quoted prices are available in active markets for identical assets or liabilities as the reporting date. Pembina does not use Level 1 inputs for any of its fair value measurements.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Instruments in this category include non-exchange traded derivatives such as over-the-counter physical forwards and options, including those that have prices similar to quoted market prices. Pembina obtains quoted market prices for its inputs from information sources including banks, Bloomberg Terminals and Natural Gas Exchange. All of Pembina's significant financial instruments carried at fair value are valued using Level 2 inputs.

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The following table is a summary of the net derivative financial instrument liability:

December 31 ($ millions)	2013	2012
Commodity	5	11
Interest rate	8	14
Foreign exchange	1
Conversion feature of convertible debentures (Note 13)	99	30
Redemption liability related to acquisition of subsidiary	3	5
Net derivative financial instruments liability	116	60

Sensitivity analysis

The following table shows the impact on earnings if the underlying risk variables of the derivative financial instruments changed by a specified amount, with other variables held constant.

December 31, 2013 ($ millions)		+ Change	- Change
Frac spread related
Natural gas	(AECO +/- $0.25 per GJ)	1	(1)
NGL (includes propane, butane and condensate)	(Belvieu +/- U.S. $0.10 per gal)	(3)	3
Foreign exchange (U.S.$ vs. Cdn$)	(FX rate +/- $0.05)	(2)	2
Product margin
Crude oil	(WTI +/- $2.50 per bbl)	(2)	2
NGL (includes condensate)	(Belvieu +/- U.S. $0.10 per gal)	3	(3)
Corporate
Interest rate	(Rate +/- 50 basis points)	2	(2)
Power	(AESO +/- $5.00 per MW/h)	4	(4)
Conversion feature of convertible debentures	(Pembina share price +/- $0.50 per common share)	(4)	4

23. OPERATING LEASES

Leases as lessee

Operating lease rentals are payable as follows:

December 31 ($ millions)	2013	2012
Less than 1 year	26	23
Between 1 and 5 years	206	110
More than 5 years	306	153
	538	286

The Company leases a number of offices, warehouses, vehicles and rail cars under operating leases. The leases run for a period of one to fifteen years, with an option to renew the lease after that date. The Company has sublet office space up to 2022 and has contracted sub-lease payments of $44 million over the term.

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24. CAPITAL MANAGEMENT

The Company's objective when managing capital is to safeguard the Company's ability to provide a stable stream of dividends to shareholders that is sustainable over the long-term. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of its underlying asset base and based on requirements arising from significant capital development activities. Pembina manages and monitors its capital structure and short-term financing requirements using Non-GAAP measures; the ratios of debt to EBITDA, debt to Enterprise Value, adjusted cash flow to debt and debt to equity. The metrics are used to measure the Company's overall debt position and measure the strength of the Company's balance sheet. The Company remains satisfied that the leverage currently employed in the Company's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new equity or debt issuances, as required.

The Company maintains a conservative capital structure that allows it to finance its day-to-day cash requirements through its operations, without requiring external sources of capital. The Company funds its operating commitments, short-term capital spending as well as its dividends to shareholders through this cash flow, while new borrowing and equity issuances are reserved for the support of specific significant development activities. The capital structure of the Company consists of shareholder's equity plus long-term liabilities. Long-term debt is comprised of bank credit facilities, unsecured notes, finance lease obligations and convertible debentures.

Pembina is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants as of December 31, 2013.

Note 15 of these financial statements shows the change in Share Capital for the year ended December 31, 2013.

25. GROUP ENTITIES

Significant subsidiaries

	Ownership Interest
December 31 (percentages)	2013	2012
Pembina Pipeline	100	100
Pembina Gas Services Limited Partnership	100	100
Pembina Oil Sands Pipeline LP	100	100
Pembina Midstream Limited Partnership	100	100
Pembina North Limited Partnership	100	100
Pembina West Limited Partnership	100	100
Pembina NGL Corporation	100	100
Pembina Facilities NGL LP	100	100
Pembina Infrastructure and Logistics LP	100	100
Pembina Empress NGL Partnership	100	100
Pembina Resource Services Canada	100	100
Pembina Resource Services (U.S.A.)	100	100
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26. RELATED PARTIES

All transactions with related parties were made on terms equivalent to those that prevail in arm's length transactions.

Key management personnel and director compensation

Key management consists of the Company's directors and certain key officers.

Compensation

In addition to short-term employee benefits - including salaries, director fees and bonuses - the Company also provides key management personnel with share-based compensation, contributes to post employment pension plans and provides car allowances, parking and business club memberships.

Key management personnel compensation comprised:

Year Ended December 31 ($ millions)	2013	2012
Short-term employee benefits	4	3
Share-based compensation and other	7	6
Total compensation of key management	11	9

Transactions

Key management personnel and directors of the Company control less than one percent of the voting common shares of the Company (consistent with the prior year). Certain directors and key management personnel also hold Pembina convertible debentures and preferred shares. Dividend and interest payments received for the common shares and debentures held are commensurate with other non-related holders of those instruments.

Certain officers are subject to employment agreements in the event of termination without just cause or change of control.

Post-employment benefit plans

Pembina has significant influence over the pension plans for the benefit of their respective employees.

Transactions

($ millions)		Transaction Value Year Ended December 31		Balance Outstanding As At December 31
Post-employment benefit plan	Transaction	2013	2012	2013	2012
Defined benefit plan	Funding	13	10

27. ACQUISITION

On April 2, 2012, Pembina acquired all of the outstanding Provident Energy Ltd. ("Provident") common shares (the "Provident Shares") in exchange for Pembina common shares valued at approximately $3.3 billion (the "Acquisition"). Provident shareholders received 0.425 of a Pembina common share for each Provident Share held for a total of 116,535,750 Pembina common shares. On closing, Pembina assumed all of the rights and obligations of Provident relating to the 5.75 percent convertible unsecured subordinated debentures of Provident maturing December 31, 2017, and the 5.75 percent convertible unsecured subordinated debentures of Provident maturing December 31, 2018 (collectively, the "Provident Debentures"). The face value of the outstanding Provident Debentures at April 2, 2012 was $345 million. The debentures remain outstanding and continue with terms and maturity as originally set out in their respective indentures. Pursuant to the Acquisition, Provident amalgamated with a wholly-owned subsidiary of Pembina and has continued under the name "Pembina NGL Corporation". The results of the acquired business are included as part of the Midstream business.

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The purchase price equation is based on assessed fair values and is as follows:

($ millions)
Cash	9
Trade receivables and other	195
Inventory	87
Property, plant and equipment	1,988
Intangible assets and goodwill (including $1,744 goodwill)	2,405
Trade payables and accrued liabilities	(249)
Derivative financial instruments - current	(53)
Derivative financial instruments - non-current	(36)
Loans and borrowings	(215)
Convertible debentures	(317)
Provisions and other	(128)
Deferred tax liabilities	(403)
Other equity	6
Non-controlling interest	(5)
3,284

The determination of fair values and the purchase price equation are based upon an independent valuation. The primary drivers that generate goodwill are synergies and business opportunities from the integration of Pembina and Provident and the acquisition of a talented workforce. The recognized goodwill is generally not expected to be deductible for tax purposes.

Upon closing of the Acquisition, Pembina repaid Provident's revolving term credit facility of $205 million.

Pembina’s common shares were listed and began trading on the NYSE under the symbol "PBA" on April 2, 2012.

Revenue generated by the Provident business for the period from the Acquisition date of April 2, 2012 to December 31, 2012, before intersegment eliminations, was $1,151.4 million. Net earnings, before intersegment eliminations, for the same period were $54.2 million.

Unaudited proforma consolidated revenue (prepared as if the Acquisition had occurred on January 1, 2012) for the year ended December 31, 2012 are $3,967.5 million and net earnings for the same period are $277 million.

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28. SUBSEQUENT EVENTS

On January 16, 2014, Pembina closed its offering of 10,000,000 cumulative redeemable rate reset Class A Preferred shares, Series 5 (the "Series 5 Preferred Shares") at a price of $25.00 per share for aggregate proceeds of $250 million. The holders of Series 5 Preferred Shares are entitled to receive fixed cumulative dividends at an annual rate of $1.25 per share, if, as and when declared by the Board of Directors. The dividend rate will reset on June 1, 2019 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 3.00 percent. The Series 5 Preferred Shares are redeemable by the Company at its option on June 1, 2019 and on June 1 of every fifth year thereafter.

Holders of the Series 5 Preferred Shares have the right to convert their shares into cumulative redeemable floating rate Class A Preferred shares, Series 6 ("Series 6 Preferred Shares"), subject to certain conditions, on June 1, 2019 and on June 1 of every fifth year thereafter. Holders of Series 5 Preferred Shares will be entitled to receive a cumulative quarterly floating dividend at a rate equal to the sum of the then 90-day Government of Canada Treasury Bill yield plus 3.00 percent, if, as and when declared by the Board of Directors of Pembina.

Proceeds from the offering were used to partially fund capital projects, to reduce indebtedness under the Company’s credit facilities, and for other general corporate purposes of the Company. The Series 5 Preferred Shares began trading on the Toronto Stock Exchange on January 16, 2014 under the symbol PPL.PR.E.

The Company’s Board of Directors declared an initial dividend of $0.1507 per Series 5 Preferred Share for the period from January 16, 2014 to February 28, 2014 which is payable on March 1, 2014 to shareholders of record at the close of business on February 1, 2014.

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CORPORATE INFORMATION

HEAD OFFICE

Pembina Pipeline Corporation

Suite 3800, 525 - 8th Avenue S.W.

Calgary, Alberta T2P 1G1

AUDITORS

KPMG LLP

Chartered Accountants

Calgary, Alberta

TRUSTEE, REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada

Suite 600, 530 - 8th Avenue SW

Calgary, Alberta T2P 3S8

1-800-564-6253

STOCK EXCHANGE

Pembina Pipeline Corporation

TSX listing symbols for:

Common shares: PPL

Convertible debentures: PPL.DB.C, PPL.DB.E, PPL.DB.F

Preferred shares: PPL.PR.A, PPL.PR.C, PPL.PR.E

NYSE listing symbol for:

Common shares: PBA

INVESTOR INQUIRIES

Phone: (403) 231-3156

Fax: (403) 237-0254

Toll Free: 1-855-880-7404

Email: investor-relations@pembina.com

Website: www.pembina.com

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